UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 2, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

1 October 2012

Novo Nordisk A/S – Share repurchase programme

On 9 August 2012 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.0 billion in the period from 9 August 2012 to 29 October 2012.

Since the announcement as of 24 September 2012, the following transactions have been made under the programme:

	Number of	Average	Transaction value,
	shares	purchase price	DKK
Accumulated, last announcement	1,144,967		1,058,017,157
24 September 2012	41,000	916.93	37,593,974
25 September 2012	31,804	921.24	29,298,967
26 September 2012	36,551	918.31	33,565,087
27 September 2012	40,689	916.93	37,308,928
28 September 2012	37,500	919.01	34,463,014
Accumulated under the programme	1,332,511		1,230,247,128

With the transactions stated above, Novo Nordisk owns a total of 16,374,105 treasury shares, corresponding to 2.9% of the share capital. The total amount of shares in the company is 560,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares worth DKK 12.0 billion during a 12 month period beginning 2 February 2012. As of 28 September 2012, Novo

Company Announcement No 61 / 2012				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Nordisk has repurchased a total of 11,698,269 B shares equal to a transaction value of DKK 9,730,246,506.

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 33,300 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:
Anne Margrethe Hauge	Kasper Roseeuw Poulsen
Tel: (+45) 4442 3450	Tel: (+45) 4442 4303
amhg@novonordisk.com	krop@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement No 61 / 2012				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 2, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer